Prudential Investment Portfolios, Inc. 14
PGIM Government Income Fund

AMENDMENT TO MANAGEMENT AGREEMENT

Amendment to Management Agreement made this 13th day of December, 2019 between Prudential Investment Portfolios, Inc. 14 (PIP 14), on behalf of its series, PGIM Government Income Fund, and PGIM Investments LLC (the Manager).

WHEREAS PIP 14 and the Manager have mutually agreed to revise Schedule A of the Management Agreement, in order to reduce the management fee rate pursuant to which PIP 14 compensates the Manager for the services provided by the Manager to PGIM Government Income Fund under the Management Agreement;

NOW THEREFORE, the parties mutually agree as follows:

1.  The management fee rate schedule appearing in Schedule A is hereby deleted in its entirety and is replaced with the following new management fee rate schedule applicable to PGIM Government Income Fund:

0.470% on average daily net assets up to $1 billion;
0.420% on average daily net assets from $1 billion to $2 billion;
0.320% on average daily net assets from $2 billion to $3 billion;
0.270% on average daily net assets over $3 billion.

2.  The Management Agreement is unchanged in all other respects.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

PRUDENTIAL INVESTMENT PORTFOLIOS, INC. 14

By: /s/ Scott E. Benjamin
       Scott E. Benjamin, Vice President

PGIM INVESTMENTS LLC

By: /s/ Stuart S. Parker
      Stuart S. Parker, President